RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-68747

P R O S P E C T U S
-------------------


                            MERRILL LYNCH & CO., INC.
    TOP TEN YIELD MARKET INDEX TARGET-TERM SECURITIES(R) DUE AUGUST 15, 2006
                              "MITTS(R) SECURITIEs"

                          $10 PRINCIPAL AMOUNT PER UNIT

         Merrill  Lynch  &  Co.,   Merrill   Lynch,   Pierce,   Fenner  &  Smith
Incorporated, our wholly-owned subsidiary, will use this prospectus when making offers and sales related to market-making transactions in the MITTS Securities.

THE MITTS SECURITIES:                            PAYMENT AT MATURITY:

o    100% principal protection at maturity       o    On the maturity  date,  for each unit of the
o    No payments before the maturity date             MITTS  Securities  you own,  we will pay you
o    Senior unsecured debt securities of              an amount equal to the sum of the principal
     Merrill Lynch & Co., Inc.                        amount of each unit and an additional amount
o    Linked to the value of the Top Ten Yield         based on the percentage increase, if any, in the
     Index                                            value of the index as described in this
o    The MITTS Securities are listed on the           prospectus
     American Stock Exchange under the symbol    o    You will receive the principal amount of your
     "MTT"                                            MITTS  Securities,  plus an amount  no less  than
                                                      $2.40  per   unit,  representing  a  minimum
                                                      yield-to-maturity of 2.16% per year






                INVESTING IN THE MITTS SECURITIES INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                            ------------------------

                               MERRILL LYNCH & CO.
                            ------------------------

                  The date of this prospectus is June 24, 1999.

    "MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.






                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      -----


RISK FACTORS............................................................3

MERRILL LYNCH & CO., INC................................................6

RATIO OF EARNINGS TO FIXED CHARGES......................................7

DESCRIPTION OF THE MITTS SECURITIES.....................................8

THE INDEX..............................................................15

OTHER TERMS............................................................19

WHERE YOU CAN FIND MORE INFORMATION....................................22

INCORPORATION OF INFORMATION WE FILE WITH THE SEC......................22

PLAN OF DISTRIBUTION...................................................23

EXPERTS................................................................23






                                  RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT

         You may not earn a return on your investment. You should be aware that at maturity if the average value of the index over five trading days shortly before the maturity date does not exceed 100 by more than 24%, we will pay you no more than $10 plus $2.40 for each unit of your MITTS Securities. This will be true even if, at some time during the life of the MITTS Securities the value of the index exceeded 124.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable Merrill Lynch & Co., Inc. debt security with the same maturity. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE RETURN OF OWNING THE STOCKS INCLUDED IN THE
INDEX

         While the index does reflect the payment of dividends on the stocks underlying the index as described in more detail below, the yield based on the index to the maturity of the MITTS Securities will not produce the same yield as if you purchased the underlying stocks and held them for a similar period. At the end of each calendar quarter, the dividends accrued on the stocks underlying the index will be incorporated into the index by adjusting the share multipliers of these stocks and these amounts will then be subject to the price movements of the stocks. In addition, as described in more detail below, at the end of each calendar quarter, an amount equal to 0.4375% of the current value of the index will be deducted from the value of the index, provided that

         o therewas no deduction at the end of the calendar quarter ending in September 1996 and the deduction at the end of the calendar quarter ending in December 1996 was increased to reflect the quarterly rate of 0.4375% prorated for the period from the date of the issuance of the MITTS Securities through the end of the calendar quarter in December 1996, and

         o there will be a prorated amount deducted on July 31, 2006 equal to 0.1507% of the then current index value to reflect the quarterly rate of 0.4375% for the period from July 1, 2006 through July 31, 2006.

Although the index is based on stocks that are selected based on dividends paid, you will not receive any interest, periodic or otherwise, on the MITTS Securities before their maturity.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE MITTS SECURITIES IN THE FUTURE

         Although the MITTS Securities are listed on the NYSE under the symbol "MTT," you cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, you cannot assume that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the appreciation, if any, of the value of the index.

         If the trading market for the MITTS Securities is limited and you do not wish to hold your investment until maturity, there may be a limited number of buyers for your MITTS Securities. This may affect the price you receive if you sell before maturity.

MANY FACTORS AFFECT THE TRADING VALUE OF THE MITTS SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the index. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         THE VALUE OF THE INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the index exceeds the starting index value. If you choose to sell your MITTS Securities when the value of the index exceeds the starting index value, you may receive substantially less than the amount that would be payable at maturity based on that index value because of the expectation that the index will continue to fluctuate until the ending index value is determined. If you choose to sell your MITTS Securities when the value of the index is below the starting index value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising Japanese dividend rates, or dividends per share, may increase the value of the index while falling Japanese dividend rates may decrease the value of the index. Political, economic and other developments that affect the stocks underlying the index may also affect the value of the index and the value of the MITTS Securities.

         CHANGES IN THE LEVELS OF U.S. INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Because we will pay, at a minimum, the principal amount per unit of the MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Interest rates may also affect the U.S. economy, and, in turn, the value of the index. Rising interest rates may lower the value of the index and, thus, may decrease the trading value of the MITTS Securities. Falling interest rates may increase the value of the index, and, thus may increase the trading value of the MITTS Securities.

         CHANGES IN THE VOLATILITY OF THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS Securities. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the index increases, we expect that the trading value of the MITTS Securities will increase. If the volatility of the index decreases, we expect that the trading value of the MITTS Securities will decrease.

         AS THE TIME REMAINING TO MATURITY OF THE MITTS SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE MITTS SECURITIES WILL DECREASE. We anticipate that before the maturity of the MITTS Securities, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the index during the period prior to maturity of the MITTS Securities. However, as the time remaining to maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         CHANGES IN DIVIDEND YIELDS OF THE STOCKS INCLUDED IN THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. If dividend yields on the stocks comprising the index increase, we expect that the value of the MITTS Securities will decrease. Conversely, if dividend yields on the stocks comprising the index decrease, we expect that the value of the MITTS Securities will increase.

         CHANGES IN OUR CREDIT RATINGS MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the index at maturity, an improvement in our credit ratings will not reduce investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities except that we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW

         New York State laws govern the indenture under which the MITTS Securities are issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the MITTS holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY US AND OUR AFFILIATES MAY AFFECT YOUR RETURN

         We and our affiliates may from time to time buy or sell the stocks underlying the index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS. These transactions could affect the price of these stocks and the value of the index in a manner that be adverse to your investment in the MITTS Securities.

POTENTIAL CONFLICTS OF INTEREST

         Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or MLPF&S, is our agent for the purposes of calculating the value of the index and the amount payable to you at maturity. In some circumstances, MLPF&S's role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.





                            MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

     o   securities brokerage, trading and underwriting;

     o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

     o asset management and other investment advisory and recordkeeping services;

     o trading and brokerage of swaps, options, forwards, futures and other derivatives;

     o   securities clearance services;

     o   equity, debt and economic research;

     o banking, trust and lending services, including mortgage lending and related services; and

     o   insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is
(212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.





                       RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:



                                                                                     FOR THE THREE
                                            YEAR ENDED LAST FRIDAY IN DECEMBER        MONTHS ENDED
                                            1994     1995    1996   1997    1998     MARCH 26, 1999
                                            ----     ----    ----   ----    ----     --------------
Ratio of earnings to fixed charges(a)....    1.2     1.2     1.2     1.2    1.1            1.3




----------
(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.





                       DESCRIPTION OF THE MITTS SECURITIES

         On August 26, 1996, ML&Co. issued $35,000,000 aggregate principal amount, or 3,500,000 units of the MITTS Securities.

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

         The MITTS Securities will mature on August 15, 2006.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of each MITTS Security plus the Supplemental Redemption Amount described below, if any, ML&Co. will make no other payment of interest, periodic or otherwise. See "- Payment at Maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before to maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "- Events of Default and Acceleration" and "Other Terms - Events of Default" in this prospectus.

         The MITTS Securities were issued in denominations of whole units.

PAYMENT AT MATURITY

         At the maturity date, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of each unit plus a supplemental redemption amount as provided below. If the ending index value does not exceed the starting index value by more than 24%, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities and the minimum supplemental redemption amount.

         The "INDEX" is the Top Ten Yield Index, described more fully on pages 15-19.

         The "SUPPLEMENTAL REDEMPTION AMOUNT" for a MITTS Security will be determined by the calculation agent and will equal:

            Principal Amount X Ending Index Value -  Starting Index Value
                                                    ----------------------
                                                     Starting Index Value

provided, however, that in no event will the Supplemental Redemption Amount be less than $2.40 per $10 principal amount of the MITTS Securities.

         The "STARTING INDEX VALUE" was set at 100.

         The "MINIMUM SUPPLEMENTAL REDEMPTION AMOUNT" is equivalent to a rate of return of 2.16% per annum calculated on a semi-annual bond equivalent basis.

         The "ENDING INDEX VALUE" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Index determined on each of the first five Calculation Days during the Calculation
Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average, or arithmetic mean, of the closing values of the Index on these Calculation Days, and if there is only one Calculation Day, then the Ending Index Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

         The "CALCULATION PERIOD" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

         "CALCULATION DAY" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "INDEX BUSINESS DAY" is a day on which the NYSE and the AMEX are open for trading and the index or any successor index, as defined on page 11 below, is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.



HYPOTHETICAL RETURNS

         The following table illustrates, for a range of hypothetical Ending Index Values:

         o the percentage change from the Starting Index Value to the Ending Index Value;

         o   the total amount payable per unit of MITTS Securities;

         o   the total rate of return on the MITTS Securities;

         o   the pretax annualized rate of return on the MITTS Securities; and

         o the pretax annualized rate of return of an investment in the stocks underlying the Index, as adjusted from time to time, that experience the same price changes and dividend payments necessary to produce the indicated hypothetical ending index value, which reflects a deduction from the value of the Index at the end of each calendar quarter equal to 0.4375% of the then current Index value.

         The pretax annualized rate of return of the stocks underlying the Index illustrated below is intended to reflect the return that might be earned by an investor who seeks to replicate the Index return by trading in the actual stocks underlying the Index and differs from the pretax annualized rate of return on the MITTS Securities because of the percentage deducted from the value of the Index each calendar quarter equal to 0.4375% of the then current Index value. Investors seeking to replicate the Index return by trading in the actual underlying stocks would not incur this periodic deduction although they might incur commissions and other transaction-related costs.












                                                     Total                  Pretax            Pretax Annualized
                         Percentage Change           Amount           Annualized Rate of      Rate of Return of
Hypothetical Ending      Over the Starting         Payable at         Return on theMITTS       Stock Underlying
      Index Value           Index Value             Maturity             Securities(1)           Index(1)(2)
      -----------           -----------             --------             -------------           -----------

          50                   -50%                 $ 12.40                 2.16%                 -5.09%
          60                   -40%                 $ 12.40                 2.16%                 -3.31%
          70                   -30%                 $ 12.40                 2.16%                 -1.80%
          80                   -20%                 $ 12.40                 2.16%                 -0.47%
          90                   -10%                 $ 12.40                 2.16%                  0.70%
          100 (3)                0%                 $ 12.40                 2.16%                  1.75%
          110                   10%                 $ 12.40                 2.16%                  2.71%
          120                   20%                 $ 12.40                 2.16%                  3.59%
          130                   30%                 $ 13.00                 2.64%                  4.41%
          140                   40%                 $ 14.00                 3.39%                  5.16%
          150                   50%                 $ 15.00                 4.10%                  5.87%
          160                   60%                 $ 16.00                 4.76%                  6.53%
          170                   70%                 $ 17.00                 5.38%                  7.15%
          180                   80%                 $ 18.00                 5.97%                  7.74%
          190                   90%                 $ 19.00                 6.52%                  8.30%
          200                  100%                 $ 20.00                 7.05%                  8.84%
          210                  110%                 $ 21.00                 7.56%                  9.35%
          220                  120%                 $ 22.00                 8.04%                  9.83%
          230                  130%                 $ 23.00                 8.50%                 10.30%
          240                  140%                 $ 24.00                 8.94%                 10.74%
          250                  150%                 $ 25.00                 9.37%                 11.17%
          260                  160%                 $ 26.00                 9.78%                 11.58%
          270                  170%                 $ 27.00                 10.17%                11.98%
          280                  180%                 $ 28.00                 10.56%                12.37%
          290                  190%                 $ 29.00                 10.93%                12.74%
          300                  200%                 $ 30.00                 11.28%                13.10%
          310                  210%                 $ 31.00                 11.63%                13.44%
          320                  220%                 $ 32.00                 11.97%                13.78%
          330                  230%                 $ 33.00                 12.29%                14.11%
          340                  240%                 $ 34.00                 12.61%                14.43%
          350                  250%                 $ 35.00                 12.92%                14.74%
          360                  260%                 $ 36.00                 13.22%                15.04%
          370                  270%                 $ 37.00                 13.51%                15.33%
          380                  280%                 $ 38.00                 13.80%                15.62%
          390                  290%                 $ 39.00                 14.07%                15.90%
          400                  300%                 $ 40.00                 14.34%                16.17%


----------
(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes, in addition to the price changes and dividend payments described above:
     (a) an initial investment of a fixed amount in the Top Ten Yield Stocks with the allocation of this amount reflecting an equal dollar-weighted portfolio of the stocks in the Index;
     (b) a reconstruction of this portfolio investment on each Anniversary Date so as to be an equal-dollar weighted portfolio of the ten common stocks in the DJIA having the highest Dividend Yield on the second scheduled Index Business Day prior to each Anniversary Date,
     (c) a compounded quarterly rate of return on the stocks which is greater than the compounded quarterly return on the Index by 0.4375%, the amount of the quarterly deduction applied to the Index, with dividends being reinvested on a quarterly basis
     (d) no transaction fees or expenses;
     (e) an  investment  term  equal to the term of the  securities;  and
     (f) a final Index value equal to the Ending Index Value.
(3)  The Starting Index Value.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Index Value determined by the calculation agent as provided in this prospectus. Historical data regarding the Index is included in this prospectus under "The Index--Historical Data on the Index".

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

         If at any time the AMEX changes its method of calculating the Index, or the Index's value changes in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had these changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if any changes or modifications had not been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, for example, due to a split in the Index, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, for example, as if the split had not occurred.

         "MARKET DISRUPTION EVENT" means either of the following events, as determined by the calculation agent:

     (a) the suspension or material limitation on trading for more than two hours of trading or during the period one-half hour prior to the close of trading, or

     (b) the suspension or material limitation, in each case, for more than two hours of trading, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in

                 (1) futures contracts related to the Index, or options on futures contracts, which traded on any major U.S. exchange, or

                 (2) Option contracts related to the Index which are traded on any major U.S. exchange.

         For the purposes of clause (a) above, any limitations on trading during significant market fluctuations under New York Stock Exchange Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

         In some circumstances, the duties of MLPF&S as calculation agent in determining the existence of Market Disruption Events could conflict with the interests of MLPF&S as a subsidiary of ML&Co.

DISCONTINUANCE OF THE INDEX

         If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (that index being referred to as a "SUCCESSOR INDEX"), then, upon the calculation agent's notification of its determination to the Trustee, as defined below, and ML&Co., the calculation agent will substitute the Successor Index as calculated by the AMEX or other entity for the Index and calculate the Ending Index Value as described above under "Payment at Maturity". Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice thereof to be given to Holders of the MITTS Securities.

         If the AMEX discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index prior to any discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, that Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the AMEX discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at that time, then on each Business Day until the earlier to occur of:

         (a)      the determination of the Ending Index Value, and

         (b) a determination by the calculation agent that a Successor Index is available.

The calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal, or another newspaper of general circulation, (the "WSJ"), and arrange for information with respect to these values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.



EVENTS OF DEFAULT AND ACCELERATION

         If an event of default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the principal amount per unit and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See "- Payment at Maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount per unit of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment of the MITTS Securities, whether at the stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 7.76% per annum, to the extent that payment of any interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of any amount has been made or duly provided for.

GLOBAL SECURITIES

         DESCRIPTION OF THE GLOBAL SECURITIES

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC, together with any successor, (being a "DEPOSITARY"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         DTC PROCEDURES

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the Trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         EXCHANGE FOR CERTIFICATED SECURITIES

         If:

         o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

         o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

         o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

         All payments of principal and the Supplemental Redemption Amount, if any, will be made by ML&Co. in immediately available funds so long as the MITTS Securities are maintained in book-entry form.


                                    THE INDEX

TOP TEN YIELD INDEX

         AMEX will calculate and disseminate the value of the Index on any Index Business Day; the Index will equal the Top Ten Yield Portfolio Value plus the Current Quarter Dividends (as defined below) as of that Index Business Day. The Top Ten Yield Portfolio Value will equal the sum of the products of the most recently available market price and the applicable Share Multiplier for each Top Ten Yield Stock. The AMEX will generally calculate and disseminate the value of the Index based on the most recently reported prices of the stocks underlying the Index, as reported by the exchange or trading system on which the underlying stocks are listed or traded, at approximately 15-second intervals during the AMEX's business hours and the end of each Index Business Day via the Consolidated Tape Association's Network B.

         The "DIVIDEND YIELD" for each common stock is determined by the AMEX by annualizing the last quarterly or semi-annual ordinary cash dividend for which the ex-dividend date has occurred, excluding any extraordinary dividend as determined by the AMEX in its sole discretion, and dividing the result by the last available sale price for each stock on its primary exchange on the date the Dividend Yield is to be determined.

     ANNUAL TOP TEN YIELD PORTFOLIO RECONSTITUTION

         As of the close of business on each Anniversary Date, as defined below, through the applicable Anniversary Date in 2005, the content of the Top Ten Yield Portfolio shall be reconstituted to include the ten common stocks in the DJIA having the highest Dividend Yield (the "NEW STOCKS") on the second scheduled Index Business Day prior to the Anniversary Date (the "ANNUAL DETERMINATION DATE"), provided, however, that the AMEX will only add a stock having characteristics as of the Annual Determination Date that will permit the Index to remain within the criteria specified in the AMEX rules and within the applicable rules of the Securities and Exchange Commission. These criteria and rules will apply only on an Annual Determination Date to exclude a proposed New Stock. If a proposed New Stock does not meet these criteria or rules, the AMEX will replace it with the common stock in the DJIA with the next highest Dividend Yield which does meet these criteria and rules.
These criteria currently provide, among other things:

     o that each component stock must have a minimum market value of at least $75 million, except that up to 10% of the component securities in the Index may have a market value of $50 million;

     o that each component stock must have an average monthly trading volume in the preceding six months of not less than 1,000,000 shares, except that up to 10% of the component stocks in the Index may have an average monthly trading volume of 500,000 shares or more in the last six months;

     o 90% of the Index's numerical Index value and at least 80% of the total number of component stocks will meet the then current criteria for standardized option trading set forth in the rules of the AMEX; and

     o all component stocks will either be listed on the AMEX, the NYSE, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported as National Market System securities.

         The AMEX will determine the Share Multiplier for each New Stock and will indicate the number of shares of each New Stock, given the closing market price of the New Stock on the Anniversary Date, required to be included in the calculation of the Top Ten Yield Portfolio Value so that each New Stock represents approximately an equal percentage of a value equal to the Index in effect at the close of business on the Anniversary Date. As an example, if the Index in effect at the close of business on an Anniversary Date equaled 200, then each of the ten New Stocks relating to the Anniversary Date would be allocated a portion of the value of the Index equal to 20 and if the closing market price of one the New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.5. If the Index equaled 80, then each of the ten New Stocks would be allocated a portion of the value of the Index equal to 8 and if the closing market price of one New Stock on the Anniversary Date was 40, the applicable Share Multiplier would be 0.2. The last Anniversary Date on which this reconstitution will occur will be the Anniversary Date in 2005, which will be approximately one year prior to the maturity date of the MITTS Securities. "ANNIVERSARY DATE" shall mean the anniversary date of the date the MITTS Securities are initially issued; provided, however, that if this date is not an Index Business Day or a Market Disruption Event occurs on that date, then the Anniversary Date for that year shall mean the immediately succeeding Index Business Day on which a Market Disruption Event does not occur. "TOP TEN YIELD STOCK" at any time shall mean the stocks contained in the Top Ten Yield Portfolio at that time.

DOW JONES INDUSTRIAL AVERAGE

         The DJIA is comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of American industry generally. The companies are major factors in their industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the DJIA are made entirely by the editors of the WSJ without consultation with the companies, the stock exchange or any official agency or ML&Co. For the sake of continuity, changes are made infrequently. Most substitutions have result from mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co, has not participated in any way in the creation of the MITTS Securities or in the selection of stocks to be included in the Top Ten Yield Portfolio and has not reviewed or approved any information included in this prospectus.

         The first DJIA, consisting of 12 stocks, was published in the WSJ in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list; March 15, 1939-July 2, 1956 and June 2, 1959-August 8, 1976.

         ML&Co or its affiliates may presently or from time to time engage in business with one or more of the issuers of the Top Ten Yield Portfolio stocks, including extending loans to, or making equity investments in, these issuers or providing advisory services to these issuers, including merger and acquisition advisory services. In the course of this business, ML&Co or its affiliates may acquire non-public information with respect to these issuers and, in addition, one or more affiliates of ML&Co may publish research reports with respect to these issuers. ML&Co does not make any representation to any purchaser of MITTS Securities with respect to any matters whatsoever relating to these issuers. Any prospective purchaser of MITTS Securities should undertake an independent investigation of the issuers of the Top Ten Yield Portfolio stocks as in its judgment is appropriate to make an informed decision with respect to an investment in the MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co or its affiliates.

CASH DIVIDENDS

     Current Quarter Dividend

         As described above, the value of the Index will include an amount reflecting Current Quarter Dividends. "CURRENT QUARTER DIVIDENDS" for any day will be determined by the AMEX and will equal the sum of the Dividend Payment for each Top Ten Yield Stock. The "DIVIDEND PAYMENT" with respect to a Top Ten Yield Stock for any day will equal the sum of the products of:

     o each dividend paid by the issuer of that Top Ten Yield Stock on one share of that Top Ten Yield Stock during the Current Quarter, not including any reinvestment thereof, multiplied by

     o the Share Multiplier applicable to that Top Ten Yield Stock at the time each dividend is paid. A dividend will be considered paid by an issuer at the open of business on the ex-dividend date, generally, the trading day on which the market price of the stock reflects the payment of the dividend. "CURRENT QUARTER" shall mean the period from and including August 9, 1996 through December 31, 1996, and after December 31, 1996, from and including the first day of the then current calendar quarter containing the day on which the applicable Dividend Payment is being determined to and including the day on which the applicable Dividend Payment is being determined.

     Quarterly Stock Dividend

         As of the first day of the start of each calendar quarter, the AMEX will allocate the Current Quarter Dividends as of the end of the immediately preceding calendar quarter to each then outstanding Top Ten Yield Stock. The amount of the Current Quarter Dividends allocated to each Top Ten Yield Stock will equal the percentage of the value of that Top Ten Yield Stock contained in the Top Ten Yield Portfolio relative to the value of the entire Top Ten Yield Portfolio based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter. The AMEX will increase the Share Multiplier of each outstanding Top Ten Yield Stock to reflect the number of shares, or portion of a share, that the amount of the Current Quarter Dividend allocated to that Top Ten Yield Stock can purchase of each Top Ten Yield Stock based on the closing market price on the last Index Business Day in the immediately preceding calendar quarter.

     Quarterly Deduction

         At the end of each calendar quarter, the Index will be reduced by a value equal to 0.4375% of the then current Index, provided that:

     o there will be no deduction at the end of the calendar quarter ending in September 1996 and the deduction at the end of the calendar quarter ending in December 1996 will be increased to reflect the quarterly rate of 0.4375% prorated for the period from the date of the issuance of the MITTS Securities through the end of the calendar quarter in December 1996, and

     o the Index will be reduced at the close of business on July 31, 2006 by a value equal to 0.1507% of the closing value of the Index on that date. With respect to the period ending December 31, 1996, the quarterly rate of 0.4375% will be prorated by multiplying it by a factor equal to the result of dividing the number of days in the period from the date the MITTS Securities are issued through the calendar quarter ending in December 1996 by 90

ADJUSTMENTS TO THE SHARE MULTIPLIER AND TOP TEN YIELD PORTFOLIO

         The Share Multiplier with respect to any Top Ten Yield Stock and the Top Ten Yield Portfolio will be adjusted as follows:

         1. If a Top Ten Yield Stock is subject to a stock split or reverse stock split, then once the split has become effective, the Share Multiplier relating to that Top Ten Yield Stock will be adjusted to equal the product of the number of shares issued with respect to one share of that Top Ten Yield Stock and the prior multiplier.

         2. If a Top Ten Yield Stock is subject to a stock dividend, defined as an issuance of additional shares of the Top Ten Yield Stock, that is given equally to all holders of shares of the issuer of that Top Ten Yield Stock, then once the dividend has become effective and that Top Ten Yield Stock is trading ex-dividend, AMEX will adjust the Share Multiplier so that the new Share Multiplier shall equal the former Share Multiplier plus the product of the number of shares of that Top Ten Yield Stock issued with respect to one share of that Top Ten Yield Stock and the prior multiplier.

         3. If the issuer of a Top Ten Yield Stock is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, that Top Ten Yield Stock will continue to be included in the Top Ten Yield Portfolio so long as a Market Price for that Top Ten Yield Stock is available. If a market price is no longer available for a Top Ten Yield Stock for whatever reason, including the liquidation of the issuer of Top Ten Yield Stock or the subjection of the issuer of that Top Ten Yield Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of that Top Ten Yield Stock will equal zero in connection with calculating the Top Ten Yield Portfolio Value for so long as no market price is available, and no attempt will be made to immediately find a replacement stock or increase the value of the Top Ten Yield Portfolio to compensate for the deletion of that Top Ten Yield Stock. If a market price is no longer available for a Top Ten Yield Stock as described above, the Top Ten Yield Portfolio Value will be computed based on the remaining Top Ten Yield Stocks for which market prices are available and no new stock will be added to the Top Ten Yield Portfolio until the annual reconstitution of the Top Ten Yield Portfolio. As a result, there may be periods during which the Top Ten Yield Portfolio contains fewer than ten Top Ten Yield Stocks.

         4. If the issuer of a Top Ten Yield Stock has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for that Top Ten Yield Stock will be determined at the time the issuer is merged or consolidated or nationalized and will equal the last available market price for that Top Ten Yield Stock and that value will be constant until the Top Ten Yield Portfolio is reconstituted. At that time, no adjustment will be made to the Share Multiplier of that Top Ten Yield Stock.

         5. If the issuer of a Top Ten Yield Stock issues to all of its shareholders equity securities that are publicly traded of an issuer other than the issuer of the Top Ten Yield Stock, then the new equity securities will be added to the Top Ten Yield Portfolio as a new Top Ten Yield Stock. The Share Multiplier for that new Top Ten Yield Stock will equal the product of the original Share Multiplier with respect to the Top Ten Yield Stock for which the new Top Ten Yield Stock is being issued (the "Original Top Ten Yield Stock") and the number of shares of the new Top Ten Yield Stock issued with respect to one share of the Original Top Ten Yield Stock.

         No adjustments of any Share Multiplier of a Top Ten Yield Stock will be required unless the adjustment would require a change of at least 1% in the Share Multiplier then in effect. The Share Multiplier resulting from any of the adjustments specified above will be rounded to the nearest ten-thousandth with five hundred-thousandths being rounded upward.

         The AMEX expects that no adjustments to the Share Multiplier of any Top Ten Yield Stock or to the Top Ten Yield Portfolio will be made other than those specified above, however, the AMEX may at its discretion make adjustments to maintain the value of the Index if events would otherwise alter the value of the Index despite no change in the market prices of the Top Ten Yield Stocks.

HISTORICAL PERFORMANCE OF THE INDEX

         You should review the historical performance of the Index. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the Index will increase sufficiently to cause the beneficial owners of the MITTS Securities to receive an amount in excess of the principal amount at the maturity of the MITTS Securities.



                                   OTHER TERMS

         ML&Co. issued the MITTS Securities as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         ML&Co. may issue series of senior debt securities from time to time under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND SALE OF ASSETS BY, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

     o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

     o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

     o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

     o pay any amounts due and payable or deliverable with respect to all the senior debt securities; and

     o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

     o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of senior debt securities affected. However, without the consent of each holder of any outstanding senior debt security affected, no amendment or modification to the 1983 Indenture may:

     o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

     o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

     o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

     o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

     o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the 1983 Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

         Each of the following will be Events of Default with respect to senior debt securities of any series:

     o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

     o   default in the payment of any principal or premium when due;

     o   default in the deposit of any sinking fund payment, when due;

     o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

     o   specified events in bankruptcy, insolvency or reorganization of ML&Co.;
         and

     o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding senior debt securities of that series may waive any Event of Default with respect to that series, except a default:

     o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

     o in respect of an obligation or provision of the 1983 Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each outstanding security of each series of senior debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

     o   incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     o   annual report on Form 10-K for the year ended December 25, 1998;

     o   quarterly report on Form 10-Q for the period ended March 26, 1999; and

     o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
         February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999,
         May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

     o   reports filed under Sections 13(a) and (c) of the Exchange Act;

     o   definitive proxy or information  statements filed under Section 14
         of  the   Exchange   Act  in   connection   with  any   subsequent
         stockholders' meeting; and

     o   any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.


                              PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S  may  act  as   principal   or  agent  in  these   market-making
transactions.

         The MITTS Securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

         The   distribution  of  the  MITTS   Securities  will  conform  to  the
requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.


                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.